UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2008

STRATA OIL & GAS INC.
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(Registrant’s Name)

717 7th Avenue SW, Suite 1750
Calgary, Alberta, Canada, T2P OZ3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

Strata Oil & Gas Inc. (the “Company”) is pleased to announce that on September 10, 2008, Mr. Duncan Budge stepped down from the Board of Directors of the Company in order to free up a Board position for a future appointment.  Also on September 10, 2008 Mr. Scott Praill moved into the role of strategic development coordinator for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa
Name: Manny Dhinsa
Title: President

Date:    September 10, 2008